                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                          Republic Group Incorporated
                          ---------------------------
                                (Name of Issuer)

                          Common Stock $1.00 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  760 473 108
                                  -----------
                                 (CUSIP Number)

  Janey S. Rife, P.O. Box 1307, Hutchinson, Kansas 67504-1307, (316) 727-2711
  ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 23, 1998
                                 --------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 760 473 108                                          PAGE 2 OF 7 PAGES
          -----------                                              ---  ---
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A.M. RHYNE & CO. LIMITED
      (Phil Simpson, Managing General Partner)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      TEXAS
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            --
      NUMBER OF         --------------------------------------------------------
       SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            --
      OWNED BY          --------------------------------------------------------
        EACH            9   SOLE DISPOSITIVE POWER
      REPORTING             --
     PERSON WITH        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            --
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       --
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       --
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP NO. 760 473 108                                          PAGE 3 OF 7 PAGES
          -----------                                              ---  ---
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PHIL SIMPSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            2,172,049.714
      NUMBER OF         --------------------------------------------------------
       SHARES           8   SHARED VOTING POWER
    BENEFICIALLY            --
      OWNED BY          --------------------------------------------------------
        EACH            9   SOLE DISPOSITIVE POWER
      REPORTING             2,081,464
     PERSON WITH        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            --
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,172,049.714
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.53%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                                               PAGE 4 OF 7 PAGES


ITEM 1.    SECURITY AND ISSUER.

           The securities to which this schedule 13D relates are the shares of common stock, $1.00 par value per share (the "Common Stock"), of Republic Group Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 1307, Hutchinson, Kansas 67504-1307.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Amendment is being filed by A. M. Rhyne & Co. Limited, a
Texas limited partnership (the "Partnership") and Mr. Phil Simpson. Mr. Phil Simpson is the Managing General Partner of the Partnership and Mrs. Lorraine Hammerich Simpson, the spouse of Mr. Phil Simpson ("Mrs. Simpson"), and Mr. David P. Simpson, the adult son of Mr. Phil Simpson and Mrs. Simpson, are General Partners of the Partnership. Pursuant to the Partnership Agreement (as hereinafter defined), Mr. Phil Simpson has sole and exclusive voting and dispositive power with respect to the shares owned by the Partnership. The Partnership and Mr. Phil Simpson are collectively referred to hereinafter as the "Reporting Persons" (from and after the date of this Amendment, Mr. Phil Simpson will be the only "Reporting Person").

           The Partnership's principal purposes are to own, operate and maintain the partnership assets for investment and/or capital appreciation and to provide a means for the partners to preserve the partnership assets for various purposes, including estate planning.

           Mr. Phil Simpson's principal occupation is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Simpson is a citizen of the United States of America.

           Mrs. Simpson's principal occupation is a housewife. Mrs. Simpson is a citizen of the United States of America.

           Mr. David P. Simpson's principal occupation is the General
Partner of Avinger Timber Co. Limited (timberland and related investments), President of Simpson Publishing Company (religious publications), and the Mayor of the City of Avinger, Texas. Mr. David P. Simpson is a citizen of the United States of America.

           The business address of each of the Partnership, Mr. Phil
Simpson and Mrs. Simpson is P.O. Box 750, Dallas, Texas 75221. The business address of each of Mr. David P. Simpson, Avinger Timber Co. Limited and Simpson Publishing Company is P.O. Box 100, Avinger, Texas 75630-0100.

           None of the Reporting Persons, Mrs. Simpson or Mr. David P.
Simpson have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of their being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The 1,953,140 shares of Common Stock that were previously reported as beneficially owned by the Partnership were acquired by Mr. Phil Simpson through a series of transfers effected on March 23, 1998 by the Partnership. As a result, Mr. Phil Simpson now beneficially owns 2,172,049.714

                                                               PAGE 5 OF 7 PAGES


shares of Common Stock, including 90,585.714 shares allocated to him under the Issuer's Employee Stock Ownership Plan ("ESOP").

ITEM 4.    PURPOSE OF TRANSACTION.

           The transfers made by the Partnership as reported in Item 3 above were primarily for estate planning and investment purposes. Mr. Phil Simpson intends to hold the shares reported herein for investment purposes. Mr. Phil Simpson may, however, from time to time, in the ordinary course of his business invest in additional shares of Common Stock, or may engage, depending upon market conditions and other relevant factors in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein. Except as otherwise stated below, Mr. Phil Simpson has no present plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business corporate structure, changes in the Issuer's Charter or Bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           The Reporting Persons beneficially own, in the aggregate, 2,172,049.714 shares of Common Stock. In connection with the transfers reported in Item 3 above, the Partnership ceased to be a beneficial owner of more than five percent of the Common Stock on March 23, 1998.

           As reported in Item 3 above, Mr. Phil Simpson beneficially owns 2,172,049.714 shares of Common Stock. Of such amounts, Mr. Phil Simpson has sole voting power with respect to the 90,585.714 shares allocated to him under the Issuer's ESOP which represents approximately 0.77% of the issued and outstanding shares of the Issuer. The Trustee of the Issuer's ESOP has sole dispositive power over such shares. Mr. Phil Simpson has sole voting and dispositive power with respect to the remaining 2,081,464 shares which shares represent approximately 17.76% of the issued and outstanding shares of the Issuer.

           Mrs. Simpson beneficially owns 66,990 shares of Common Stock over which she has sole voting and dispositive power which shares represent approximately 0.57% of the issued and outstanding shares of the Issuer. Mr. David P. Simpson beneficially owns 145,892 shares of Common Stock which represents approximately 1.24% of the outstanding shares of the Issuer. Of such amounts, Mr. David P. Simpson has sole voting and dispositive power over 144,911 shares and shared voting and dispositive power over 981 shares owned by his spouse.

           The Reporting Persons, Mrs. Simpson and Mr. David P. Simpson have not engaged in any transactions in the Issuer's Common Stock within the past sixty (60) days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock being reported herein.

                                                               PAGE 6 OF 7 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Persons, Mrs. Simpson and Mr. David P. Simpson have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBIT.

           *Exhibit A - Joint Filing Agreement Pursuant to Rule
                        13d-1(f)(1)(iii).

           *Exhibit B - Agreement of Limited Partnership, executed to be effective as of January 1, 1996, and amended as of September 19, 1996.

           *Exhibit C - Unanimous Consent of General Partners of A.M. Rhyne &
                        Co. Limited dated August 8, 1996.


-------------------------
*Previously filed.
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                                                               PAGE 7 OF 7 PAGES


                                   SIGNATURE

         After reasonable inquiry to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

                                           A.M. Rhyne & Co. Limited



                                           By: /s/ PHIL SIMPSON
                                               -------------------------------
                                               Phil Simpson
                                               Managing General Partner



                                           /s/ PHIL SIMPSON
                                           -----------------------------------
                                           Phil Simpson




Dated:  April 3, 1998